UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

STANDARD GOLD HOLDINGS, INC.

(Name of Subject Company (Issuer))

STANDARD GOLD HOLDINGS, INC.

(Name of Filing Persons (Issuer))

Convertible Promissory Notes issued January 2, 2011 – November 2, 2011

Warrants to Purchase Common Stock dated evenly with date of corresponding Note

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Sharon Ullman

Chief Executive Officer

Standard Gold Holdings, Inc.

611 Walnut Street

Gadsden, Alabama 35901

Phone: (888) 960-7347

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Brinen & Associates, LLC

7 Dey Street, Suite 1503

New York, New York 10007

Phone: (212) 330-8151

Facsimile: (212) 220-0207

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,620,157.56	$357.39

*	The transaction value is estimated solely for purposes of calculating the amount of the filing fee. The value of the Eligible Notes has been determined by calculating the value of the shares issuable under the Offer provided all holders exchange their Eligible Notes for the Shares.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Tender Offer Statement on Schedule TO relates to the offer by Standard Gold Holdings, Inc., a Nevada corporation (the “Company” or “Standard Gold”), to exchange certain of its outstanding unsecured convertible promissory notes (the “Original Notes” or “Eligible Notes”) and accompanying warrants to purchase common stock (the “Original Warrants” or “Eligible Warrants”) for the issuance of restricted common stock for the settlement of the balance of the note (principal and interest as of: June 30, 2013) at $.50/share and the issuance of new warrants to purchase common stock (the “New Warrants”) equal to the number of shares received under the conversion of the Eligible Note, exercisable for two years with an exercise price of $0.25 for the first 60 days following the tender offer and $0.50 thereafter, with substantially the same terms as the Original Warrants except the New Warrants will contain a call provision that may be exercised at $0.80 if the Company’s common stock trades above $0.80 for ten consecutive days and upon the terms and subject to the conditions set forth in the Offer to Exchange, dated July 2, 2013 (the “Offer to Exchange”) and the Election to Participate (the “Election to Participate”), which together, as each may be amended and supplemented from time to time, constitute the Offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Exchange and the Election to Participate, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Exchange under the caption “Summary of Terms” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is Standard Gold Holdings, Inc. (“Standard Gold”). The address of the principal executive offices of Standard Gold is 611 Walnut Street, Gadsden, Alabama 35901. The telephone number of the principal executive offices of Standard Gold is (888) 960-7347.

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(b) Securities. The information set forth in the Offer to Exchange under the title Description of Convertible Promissory Notes and Warrants to Purchase Common Stock; Source and Amount of Consideration located in Section 10 of the Offer is incorporated herein by reference.

(c) Trading Market and Price. The Eligible Warrants and Eligible Notes (collectively the “Eligible Securities”) do not trade on any market.

Item 3.	Identity and Background of Filing Person.

This is an issuer tender offer. Standard Gold Holdings, Inc., the subject company, is the filing person. Standard Gold’s address and telephone number are set forth in Item 2 above.

Pursuant to General Instruction C to Schedule TO, the information set forth in the Offer to Exchange in Section 12 of the Offer titled: Interests of Directors and Executive Officers; Transactions and Arrangements is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The following sections of the Offer to Exchange contain information regarding the material terms of the transaction and are incorporated herein by reference.

•	Summary of Terms;

•	Risks of Participating in the Offer;

•	Section 1. Background and Purpose of the Offer;

•	Section 2. Eligibility;

•	Section 3. Exchange of Eligible Securities for New Securities;

•	Section 4. Procedures for Tendering Eligible Securities;

•	Section 5. Acceptance of Eligible Securities and Issuance of New Securities;

•	Section 6. Extension of the Offer; Termination; Amendment;

•	Section 7. Withdrawal Rights;

•	Section 8. Conditions of the Offer;

•	Section 10. Description of Unsecured Convertible Promissory Notes and Warrants to Purchase Common Stock; Source and Amount of Consideration;

•	Section 11. Information Regarding Standard Gold;

•	Section 12. Interests of Directors and Executive Officers; Transactions and Arrangements;

•	Section 13. Accounting Consequences of the Offer;

•	Section 14. Legal Matters; Regulatory Approvals;

•	Section 15. Certain United States Federal Income Tax Considerations;

•	Section 16. Fees and Expenses; and

•	Section 17. Additional Information.

(b) Purchases. The information set forth in the Offer to Exchange in Section 12 Interests of Directors and Executive Officers; Transactions and Arrangements is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offer to Exchange in Section 12 Interests of Directors and Executive Officers; Transactions and Arrangements is incorporated herein by reference.

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Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (b)  Purposes; Use of Securities Acquired. The following sections of the Offer to Exchange, which contain information regarding the purposes of the transaction and use of securities acquired, are incorporated herein by reference:

•	Summary of Terms; and

•	Section 1 of the Offer: Background and Purpose of the Offer.

(c) Plans. Except as disclosed in the Offer to Exchange, we currently have no plans, proposals or negotiations that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Standard Gold or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Standard Gold or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Standard Gold;

•	any change in the present Board of Directors or management of Standard Gold, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

•	any other material change in Standard Gold’s corporate structure or business;

•	any class of equity securities of Standard Gold to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities exchange;

•	any class of equity securities of Standard Gold becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of Standard Gold’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of Standard Gold, or the disposition of securities of Standard Gold; or

•	any changes in the Standard Gold’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Standard Gold.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d)  Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Exchange in Section 10. Description of Unsecured Convertible Promissory Notes and Common Stock Purchase Warrants; Source and Amount of Consideration is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b)  Securities Ownership; Securities Transactions. The information set forth in the Offer to Exchange in Section 12 Interests of Directors and Executive Officers; Transactions and Arrangements is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the Offer to Exchange in Section 16 Fees and Expenses is incorporated herein by reference.

Item 10.	Financial Statements.

(a) and (b)  Financial Information; Pro Forma Information. The financial information set forth in Item 8 Consolidated Financial Statements and Supplementary Data in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on April 16, 2013, and the financial information set forth in the Offer to Exchange Section 11 Information Regarding Standard Gold and the information set forth in Section 17 Additional Information is incorporated herein by reference.

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Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the following sections of the Offer to Exchange is hereby incorporated by reference:

•	Section 11. Information Regarding Standard Gold;

•	Section 12. Interests of Directors and Executive Officers; Transactions and Arrangements;

•	Section 14. Legal Matters; Regulatory Approvals; and

•	Section 15. Certain United States Federal Income Tax Considerations.

(b) Not Applicable.

(c) Other Material Information. The information set forth in the Offer to Exchange and the Election to Participate, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange, dated July 2, 2013

(a)(1)(B)	Election to Participate

(a)(1)(C)	Notice of Withdrawal

(a)(1)(D)	Form of New Warrants

(a)(1)(E)	Letter from Sharon Ullman, Chairman, Chief Executive Officer of the Company, to Holders of Eligible Securities dated July 2, 2013

(a)(1)(F)	Press release dated July 2, 2013

(d)(1)(A)	Form of Eligible Unsecured Convertible Promissory Note of Standard Gold Holdings, Inc. (formerly known as Standard Gold, Inc.)

(d)(1)(B)	Form of Eligible Common Stock Purchase Warrant of Standard Gold Holdings, Inc. (formerly known as Standard Gold, Inc.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Standard Gold Holdings, Inc.

By:	/s/ Sharon Ullman
Name: Sharon Ullman
Title: Chief Executive Officer

Date: July 2, 2013

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated July 2, 2013

(a)(1)(B)	Election to Participate

(a)(1)(C)	Notice of Withdrawal

(a)(1)(D)	Form of New Warrants

(a)(1)(E)	Letter from Sharon Ullman, Chairman, Chief Executive Officer of the Company, to Holders of Eligible Securities dated July 2, 2013

(a)(1)(F)	Press release dated July 2, 2013

(d)(1)(A)	Form of Eligible Unsecured Convertible Promissory Note of Standard Gold Holdings, Inc. (formerly known as Standard Gold, Inc.)

(d)(1)(B)	Form of Eligible Common Stock Purchase Warrant of Standard Gold Holdings, Inc. (formerly known as Standard Gold, Inc.)

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